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             MENTOR GRAPHICS TENDER OFFER FOR QUICKTURN DESIGN SYSTEMS
                              EXTENDED TO NOVEMBER 30

    -- SHARES TENDERED, TOGETHER WITH THOSE ALREADY OWNED BY MENTOR, REPRESENT A
                         MAJORITY OF QUICKTURN'S SHARES --

WILSONVILLE, OR, NOVEMBER 2, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) today announced that it has extended its $12.125 per share cash tender offer for all outstanding shares of the common stock of Quickturn Design Systems, Inc. (Nasdaq: QKTN) to 12:00 Midnight, New York City time, on Monday, November 30, 1998, unless extended.


As of 12:00 Midnight, New York City time, on October 30, 1998, the date on which the Offer was scheduled to expire, 8,849,856 shares of Quickturn common stock had been validly tendered into the Offer, which, together with the 591,500 shares already owned by Mentor, represents approximately 53.0 percent of Quickturn's outstanding common stock (based upon 17,809,000 shares outstanding as of September 30, 1998). The shares tendered represent 49.7 percent of the outstanding common stock.

Dr. Walden C. Rhines, President and Chief Executive Officer of Mentor Graphics, said: "We are pleased that the shares tendered, together with the 3.3 percent we already own, represent a majority of Quickturn's outstanding shares. It is time for Quickturn's Board of Directors to listen to its stockholders, stop its entrenchment actions and sit down with Mentor."

Mentor Graphics' Offer to Purchase and ancillary documents are available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.


Contacts: Anne M. Wagner                     Roy Winnick/Todd Fogarty
          Vice President, Marketing          Kekst and Company
          503/685-1462                       212/521-4800

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